SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTIONI 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2005

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-02979

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Financial Statements and Exhibits

(a) Report of Independent Registered Public Accounting Firm (beginning on page [illegible]), Financial Statements for the years ended December 31, 2005 and 2004, Supplemental Schedule for the year ended December 31, 2005, Consent of Independent Registered Public Accounting Firm are filed herewith.

The Wells Fargo & Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As a result, in lieu of the requirements of Items 1-3 of Form 11-K, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

(b) Exhibit

23 Consent of Independent Registered Public Accounting Firm (following financial statements on page 39).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Wells Fargo & Company 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

By: Wells Fargo & Company, as Plan Administrator

Hope Hardison
Vice President and Group Finance Officer
Wells Fargo & Company

Date: June 28, 2006

Wells Fargo & Company 401(k) Plan

TABLE OF CONTENTS

The following Exhibit is filed as part of this Annual Report:

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 27, 2006

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

		2005	2004
Assets:			
Investments not directed by participants (notes 3, 4, and 5):			
ESOP:			
Company common stock	$	2,219,264,484	2,060,277,410
Company convertible preferred stock		427,911,838	362,117,514
Short-term investments		766,910	931,647
		2,647,943,232	2,423,326,571
Wells Fargo Share Award Account:			
Company common stock		46,852,080	—
Short-term investments		44,278	—
		46,896,358	—
		2,694,839,590	2,423,326,571
Investments directed by participants (note 5):			
Separately managed portfolio:			
Wells Fargo Stock Fund		1,850,444,931	1,925,316,162
Stable Value Fund		1,262,539,070	1,199,449,969
		3,112,984,001	3,124,766,131
Common collective funds		1,534,494,862	1,534,552,096
Mutual funds		2,453,438,628	2,000,769,881
Short-term investments		1,338	—
Participant loans		212,616,771	207,139,098
Total investments		10,008,375,190	9,290,553,777
Employer contribution receivable		—	47,034,660
Pending trades due from broker		3,794,910	1,988,357
Accrued income		10,469,678	7,647,208
Total assets		10,022,639,778	9,347,224,002
Liabilities:			
Notes payable – Wells Fargo & Company (note 12)		(348,325,259)	(288,799,771)
Excess contributions payable (note 15)		(7,373,377)	(4,586,103)
Pending trades due to broker		(3,540,739)	(1,878,097)
Total liabilities		(359,239,375)	(295,263,971)
Net assets available for benefits	$	9,663,400,403	9,051,960,031

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions:		
Investment income:		
Net appreciation in fair value of investments (note 5)	$ 156,661,636	491,345,087
Dividends, net of pass-through dividends of $73,980,875 and $73,202,372	244,373,008	136,870,677
Interest	65,359,534	63,179,675
Total investment income	466,394,178	691,395,439
Contributions:		
Employer	276,457,635	295,057,879
Participant	506,345,860	432,468,472
Total contributions	782,803,495	727,526,351
Total additions	1,249,197,673	1,418,921,790
Deductions:		
Benefits paid to participants	(617,051,715)	(521,655,930)
ESOP interest expense	(21,070,759)	(17,112,714)
Refund of excess contributions	(7,373,377)	(4,586,103)
Administrative expenses	(3,318,415)	(3,293,127)
Total deductions	(648,814,266)	(546,647,874)
Net increase before transfers from other plans	600,383,407	872,273,916
Transfers from other plans (note 11)	11,056,965	28,142,313
Net increase	611,440,372	900,416,229
Net assets available for benefits:		
Beginning of year	9,051,960,031	8,151,543,802
End of year	$ 9,663,400,403	9,051,960,031

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan's provisions.

(a) General

The Plan is an Employee Stock Ownership Plan (ESOP) with a 401(k) feature. It is considered a defined contribution plan sponsored by the Company. Subsidiaries of the Company may elect to be participating employers in the Plan and to offer benefits to their employees. Effective January 1, 2002, the Plan was amended to comply with various legislative and regulatory changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to make before-tax contributions the first day of the month following one calendar month of service and are eligible to receive employer-matching contributions the first day of the quarter following the completion of one year of vesting service.

The Plan is administered by the Company and advised by a committee whose members are appointed by the board of directors of the Company (the Employee Benefit Review Committee). The assets of the Plan are held and invested by Wells Fargo Bank, N.A. (the Trustee), which is a wholly owned subsidiary of the Company.

(b) Contributions and Vesting

Each year, eligible participants may make pre-tax contributions, subject to certain limitations, from 1% to 25% of their certified compensation as defined by the Plan document. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants' certified compensation. Effective January 1, 2002, participants over 50 can make an additional elective pre-tax contribution each year up to an initial amount of $1,000 annually, increasing incrementally thereafter to $5,000. Such contributions are made on an unmatched basis. Participants are fully vested in employee contributions and generally become vested in employer contributions at 25% per year and are fully vested after four years. There are exceptions to this vesting schedule for employer contributions as defined in the Plan document.

Employer matching contributions are automatically invested in Wells Fargo & Company common stock (the ESOP Fund). Shares of Company stock contributed by the Company may either be authorized but previously unissued shares or shares held by the Company as Treasury shares.

The plan was amended effective January 1, 2004, to allow for discretionary employer contributions to be allocated to the Wells Fargo Share Award Account. If a contribution is to be made for a particular year, the Company will determine the percent of certified compensation to be contributed and the maximum dollar amount for each eligible participant (not to exceed $750.00). The Share Award Account is invested in Wells Fargo & Company common stock and becomes 100% vested after five years of service. For the year ended December 31, 2005, there was no discretionary contribution to this account. For the year ended December 31, 2004, the Share Award was approximately $47,000,000 and was funded in January 2005 with 777,176 shares of Company common stock.

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Eligible participants may also elect to roll over distributions from a former employer's qualified retirement plan.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings, net of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ***ESOP Plan Notes***

The Plan, an ESOP, may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company's common or preferred stock. The Plan may also purchase the Company's common stock from sellers other than the Company. During 2005 and 2004, the Plan borrowed money from the Company to buy preferred stock from the Company (note 12).

(e) ***Payment of Benefits and Forfeitures***

Distributions are made in a lump sum or in installment payments as elected by the participant after termination of employment. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, partial lump sum, or as installment payments. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the ESOP Fund, the Wells Fargo Stock Fund (the Stock Fund), and/or the Wells Fargo Share Award Account (the Share Award Account) may elect to receive shares of the Company's common stock with the value of fractional shares paid in cash. Effective March 28, 2005, the Plan was amended whereby if the participant's balance is less than $1,000, a distribution is made as a lump sum upon termination. Prior to that date, balances less than $5,000 are distributed as a lump sum upon termination.

While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant with holdings in the ESOP Fund, Stock Fund, or Share Award Account may request the withdrawal from that Fund be disbursed in the form of common stock.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested fund balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were $7,158,123 and $4,948,186.28 for the years ended December 31, 2005 and 2004, respectively.

(f) ***Participant Loans***

Two types of loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant's principal residence, and may not

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exceed 20 years. Participants may obtain two loans per calendar year and may have only one principal residence loan outstanding at any time. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant's outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months; or (2) 50% of the participant's total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is determined quarterly and is set at 2% above the prime rate charged by the Trustee. Repayments on loans are generally made through semimonthly payroll deductions and are immediately allocated back to the appropriate funds based on the participant's investment elections. Loans may be repaid in full at any time.

Upon termination or death, loans must be repaid within 90 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the Plan document.

(g) ESOP

The Plan purchases Company preferred stock using the proceeds of borrowings from the Company. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer's matching contribution is allocated to the participants' ESOP account (note 3).

(h) Investment Options

Participants may direct the investment of their contributions to the Plan in one or more of 15 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose a fund, the contributions are invested in the Stable Value Fund. Participants may change their deferral percentage or investment direction at any time.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Norwest Corporation Master Savings Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of the Plan's assets and the Company has elected the financial statement presentation format, which presents the Plan's assets as if they were not part of a Master Trust.

As of December 31, 2005, the Trust is composed of the following 15 investment funds: Stable Value Fund, Bond Index Fund, Conservative Allocation Fund, Moderate Balanced Fund, Growth Balanced Fund, Aggressive Allocation Fund, Asset Allocation Fund, Dodge & Cox Stock Fund, S&P 500 Index Fund, Diversified Equity Fund, Large Company Growth Fund, Diversified Small Cap Fund, EuroPacific Growth Fund, NASDAQ 100-Index Fund, and Wells Fargo Stock Fund. Under the terms of the Trust agreement, the Trustee maintains custody of the 15 funds on behalf of the Plan as well as the ESOP Fund and Share Award Account.

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Due to the acquisition of Strong Financial Corporation and the Strong Funds in 2004, two of the investment funds held in the plan were renamed. Effective April 11, 2005, the Strategic Income Fund is known as the Conservative Allocation Fund, and the Strategic Growth Allocation Fund is known as the Aggressive Allocation Fund. These changes were made to better reflect the types of asset allocation strategy these funds employ. The fund's investment objectives were not affected by the name change.

(c) *Administrative Expenses*

A portion of the recordkeeping fees and certain other administrative expenses related to third party service providers are paid by the Plan. All other costs and expenses of administering the Plan and Trust are paid by the Company.

(d) *Investments*

The Plan's investments are stated at fair value except for its investment contracts and security-backed contracts. The Plan's investments in insurance contracts are valued at contract value (note 2(e)). Investments in mutual funds are valued at fair value based upon quoted market values. Investments in the common collective funds and pooled separate accounts are valued at fair value based upon the quoted market values of the underlying assets. Short-term investments are money market funds, which are valued at cost which approximates fair value. Investments in the Company's common stock and Wells Fargo Stock Fund are valued at quoted market values and investments in the Company's convertible preferred stock are valued at appraised value. Participant loans are valued at cost. Securities transactions are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2005 and 2004, the Plan owns approximately 3.90% and 3.57%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owns 378,831 shares and 317,524 shares of convertible preferred stock of the Company with a fair value of $428 million and $362 million as of December 31, 2005 and 2004, respectively. These shares are convertible into additional shares of the Company's common stock based on the fair value of the common stock as of the date of conversion.

On March 18, 2005, the ESOP purchased 363,000 shares of 2005 ESOP cumulative convertible preferred stock from the Company for $387.4 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,165 per share as of December 31, 2005, with cumulative dividends payable quarterly at an initial annual rate of 9.75%. The note bears interest at 4.75 % and is due in 2015.

On March 31, 2004, the ESOP purchased 321,000 shares of 2004 ESOP cumulative convertible preferred stock from the Company for $343.9 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,131 per share as of

December 31, 2004, with cumulative dividends payable quarterly at an initial annual rate of 8.50%. The note bears interest at 3.50% and is due in 2014.

(e) ***Investment Contracts and Security-Backed Contracts***

The Plan invests in investment contracts and security-backed contracts, both of which are benefit responsive. Investment contracts, generally referred to as "guaranteed investment contracts," are predominately fixed rate agreements issued by insurance companies and banks authorized to issue such contracts. The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at such fixed, variable, or other rates specified under its terms and to make participant-directed withdrawals as stipulated under the terms of the Plan. A security-backed contract is similar to the investment contracts described above, except that the underlying assets, normally fixed-income securities, are owned by the Plan and a contract value liquidity agreement (wrapper contract) is entered into for a fee with financial institutions to assure contract value liquidity for plan participant-directed withdrawals. The contract rate of the security-backed contract is a function of the relationship between the security-backed contract value and the market value of the underlying assets. The contract rate is reset periodically by the issuer of the security-backed contract and cannot be less than zero. Security-backed contracts are considered either "Active" (underlying investments are actively managed) or "Buy and Hold" (underlying investments are not actively managed).

Wrap agreements include participating or nonparticipating agreements. In a participating wrap agreement, the wrap provider is responsible to cover any amount by which the contract value exceeds the market value of the underlying portfolio. However, actual payment between the parties would only occur after all covered securities have been sold to pay redemption proceeds and there remains a residual contract value liquidity agreement. In a nonparticipating or hybrid wrap agreement, payments may be required between the parties over the life of the contract.

Risks arise upon entering into investment and security-backed contracts including the potential inability of the issuer to meet the terms of the contract, the potential default of the underlying securities, and the potential liquidity of a secondary market. The credit risk of the issuer is evaluated and monitored by the Plan's investment advisor. In addition, the Plan's policy is to require that each investment contract and the issuer of each contract value liquidity agreement have a least an "A" rating at the time the contracts are entered into and all underlying securities are at least investment grade at the time of purchase. Issuers are subject to stringent credit analysis consisting of, but not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.

Investment contracts issued by insurance companies and banks at fixed and variable rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus any unremitted accrued interest. Security-backed contracts are carried at contract value, in the aggregate, which consists of the market value of the underlying securities, accrued interest on the underlying securities, and the fair value of the contract value liquidity agreements, which generally represents the difference between the contract amounts and market values of the underlying securities plus accrued interest. The contract rate resets periodically, normally each quarter or semi-annually. The interest rate range at December 31 and the average yield for the year ended December 31 were 3.87% to 6.19% and 4.78% in 2005, respectively, and

**WELLS
000011**

3.87% to 6.90% and 4.77% in 2004, respectively. At December 31, 2005 and 2004, the fair value of the Stable Value Fund was approximately $1,251,027,000 and $1,212,500,000, respectively.

(f) ***Securities Purchased on a Forward-Commitment Basis***

Delivery and payment for securities that have been purchased by the Plan on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the Plan's net asset value if the Plan makes such purchases while remaining substantially fully invested. As of December 31, 2005 and 2004, the Plan entered into outstanding when-issued or other forward commitments of $6,196,155 and $93,305,471, respectively.

In connection with its ability to purchase securities on a forward-commitment basis, the Plan may enter into mortgage dollar rolls in which the Plan sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date. As an inducement to defer settlement, the Plan repurchases a similar security for settlement at a later date at a lower purchase price relative to the current market.

(g) ***Options Transactions***

The Plan may write covered call options in order to produce incremental earnings, protect gains, and facilitate buying and selling of securities for investments. In writing an option, the plan bears the market risk of an unfavorable change in the price of the security underlying the written option. Exercise of an option written could result in the Plan purchasing or selling a security at an unfavorable price relative to its current market value. The Plan also has the additional risk of being unable to enter into a closing transaction if a liquid secondary market does not exist.

Option contracts are valued at fair market value and realized and unrealized gains or losses are recorded in net appreciation or depreciation. Realized gains or losses are recorded when option transactions expire or close. When an option is exercised, the proceeds on sales for a written call option are adjusted by the amount of premium received or paid.

(h) ***Future Transactions***

In order to gain exposure to or protect itself from changes in the market, the Plan may buy and sell financial futures contracts on any U.S. or foreign exchange. The Plan may also buy and write put and call options on these futures contracts. Risks of entering into futures transactions include the possibility that there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

Upon entering into a futures contract, the Plan is required to deposit either cash or securities in an amount (initial merging) equal to a percentage of the contract value. Subsequent payments (variation margin) are made or received by the Plan each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Plan recognizes a realized gain or loss when the contract is closed or expires.

(i) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(j) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(k) ***Payment of Benefits***

Benefits are recorded when paid.

(l) ***Reclassification***

Certain items in the prior year financial statements have been reclassified to conform to the current year presentation.

(m) ***Recent Accounting Pronouncements***

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (FSP), which (a) describes the limited circumstances in which the net assets of a fund shall reflect the contract value of certain investments that it holds, and (b) provides a definition of a fully benefit-responsive investment contract. The FSP also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. The FSP is effective for financial statements for annual periods ending after December 15, 2006, with earlier adoption permitted. The Plan will retroactively adopt the FSP for the plan year ending December 31, 2006. The effect of the FSP on the Plan's financial statements is expected to include enhanced financial statement presentation and disclosure requirements.

(3) ESOP Fund and Share Award Account

The ESOP Fund consists of Company common and preferred stock, while the Share Award Account consists of Company common stock. These investments are not subject to participant investment direction. However, each participant who has attained age 55 has the right to diversify their nondirectable contribution account and can direct all or a portion of their account to any of the other investment options offered under the Plan. Future quarterly matching contributions and discretionary contributions, if any, will continue to be made to the ESOP Fund and Share Award Account accordingly.

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The Company's common and preferred shares in the ESOP fund were purchased with the proceeds of borrowings from the Company and accordingly represent leveraged shares. These shares are held in an account called the "Unallocated Reserve." The leveraged shares are released from the Unallocated Reserve as the loans are repaid and converted into Company common stock for allocation to participant accounts. The shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the employers' matching contributions credited to participants' ESOP accounts (note 1(g)).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Participants may elect to have dividends on their vested accounts paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock. If a participant makes no election or if the total vested dividend for a participant is less than $5.00 or if the participant is deceased the dividend will be automatically reinvested in the Plan.

The Plan provides that dividends received on the Company's common and preferred stock held in the Unallocated Reserve, the portion of the ESOP Fund and the Share Award Account that are reinvested and that are attributable to the participants' nonvested accounts will be applied to make any required loan payments. Shares of the Company's common stock that are released due to such payments will be transferred to the ESOP Fund and the Share Award Account as reinvested dividends. To the extent that such dividends are not sufficient to make required loan payments, employer contributions will be applied to make the required payments.

In the event that the total dividends on the Company's common stock held in the ESOP Fund and Share Award Account that are to be reinvested in participant accounts exceed the amount that can be paid as allowable loan payments, the Plan will reclassify the dividend cash received that was not used as loan payments as an employer contribution. The Plan sponsor will in turn fund that portion of the dividend with shares of Company common stock. Any amount of dividend cash that is reclassified as employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Employer Matching contribution. Such reclassification amounted to $3.2 million and $6.0 million in 2005 and 2004 respectively.

(4) Investments Not Directed by Participants

Information about the net assets available for benefits relating to investments not directed by participants, as of December 31, is presented in the following tables:

	2005			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Assets:				
Investment in common stock at fair value	$ 2,219,263,856	628	2,219,264,484	46,852,080
Investment in convertible preferred stock at appraised fair value	—	427,911,838	427,911,838	—
Short-term investments	766,910	—	766,910	44,278
Total investments	2,220,030,766	427,912,466	2,647,943,232	46,896,358
Accrued interest income	2,539	25,889	28,428	359
Pending trades	—	—	—	42,174
Total assets	2,220,033,305	427,938,355	2,647,971,660	46,938,891
Liabilities:				
Notes payable	—	(348,325,259)	(348,325,259)	—
Total liabilities	—	(348,325,259)	(348,325,259)	—
Net assets available for benefits	$ 2,220,033,305	79,613,096	2,299,646,401	46,938,891
Wells Fargo & Company common shares:				
Number of shares	35,321,723	10	35,321,733	745,696
Cost	$ 1,510,114,211	629	1,510,114,840	40,416,365
Fair value	2,219,263,856	628	2,219,264,484	46,852,080
Wells Fargo & Company convertible preferred shares:				
Number of shares	—	378,831	378,831	—
Cost	$ —	405,320,068	405,320,068	—
Estimated fair value	—	427,911,838	427,911,838	—

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	2004			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Assets:				
Investment in common stock at fair value	$ 2,060,038,381	239,029	2,060,277,410	—
Investment in convertible preferred stock at appraised fair value	—	362,117,514	362,117,514	—
Short-term investments	931,647	—	931,647	—
Total investments	2,060,970,028	362,356,543	2,423,326,571	—
Employer contribution receivable	—	—	—	47,034,660
Accrued interest income	15,918	11,663	27,581	—
Total assets	2,060,985,946	362,368,206	2,423,354,152	47,034,660
Liabilities:				
Notes payable	—	(288,799,771)	(288,799,771)	—
Total liabilities	—	(288,799,771)	(288,799,771)	—
Net assets available for benefits	$ 2,060,985,946	73,568,435	2,134,554,381	47,034,660
Wells Fargo & Company common shares:				
Number of shares	33,146,233	3,846	33,150,079	—
Cost	$ 1,237,203,592	229,317	1,237,432,909	—
Fair value	2,060,038,381	239,029	2,060,277,410	—
Wells Fargo & Company convertible preferred shares:				
Number of shares	—	317,524	317,524	—
Cost	$ —	340,004,996	340,004,996	—
Estimated fair value	—	362,117,514	362,117,514	—

Information about the significant components of the changes in net assets relating to investments not directed by participants was as follows as of December 31:

	2005			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Contributions	$ 2,948,952	273,229,543	276,178,495	279,140
Withdrawals	(149,593,130)	—	(149,593,130)	(2,884,677)
Net appreciation (depreciation)	29,174,788	(20,042,514)	9,132,274	1,714,641
Dividend income	35,407,105	39,011,498	74,418,603	1,153,260
Interest income	20,766	101,164	121,930	3,155
Administrative expenses	(699,975)	—	(699,975)	—
Notes payable interest expense	—	(21,070,759)	(21,070,759)	—
Release of common stock, 4,997,389 shares	300,871,983	(301,744,636)	(872,653)	872,653
Transfer from (to) other funds	(59,083,130)	36,560,365	(22,522,765)	(1,233,941)
Increase in net assets	159,047,359	6,044,661	165,092,020	(95,769)
Net assets:				
Beginning of year	2,060,985,946	73,568,435	2,134,554,381	47,034,660
End of year	$ 2,220,033,305	79,613,096	2,299,646,401	46,938,891

(Continued)

	2004			
	ESOP			Share
	Allocated	Unallocated	Total	Award
Contributions	$ 5,968,328	242,054,890	248,023,218	47,034,660
Withdrawals	(133,388,270)	—	(133,388,270)	—
Net appreciation (depreciation)	111,236,253	(23,461,208)	87,775,045	—
Dividend income	27,330,860	32,034,597	59,365,457	—
Interest income	9,049	40,073	49,122	—
Administrative expenses	(745,423)	—	(745,423)	—
Notes payable interest expense	—	(17,112,714)	(17,112,714)	—
Release of common stock, 4,201,057 shares	244,418,914	(244,418,914)	—	—
Transfer from (to) other funds	(42,543,286)	27,330,853	(15,212,433)	—
Increase in net assets	212,286,425	16,467,577	228,754,002	47,034,660
Net assets:				
Beginning of year	1,848,699,521	57,100,858	1,905,800,379	—
End of year	$ 2,060,985,946	73,568,435	2,134,554,381	47,034,660

(Continued)

(5) Investments

The following represents the Plan's investments as of December 31, 2005 and 2004. Individual investments which represent 5% of net assets are separately identified (†):

	2005	2004
Assets:		
ESOP:		
Company common stock†*	$ 2,219,264,484	2,060,277,410
Company convertible preferred stock*	427,911,838	362,117,514
Short-term investments*	766,910	931,647
Total ESOP	2,647,943,232	2,423,326,571
Wells Fargo Share Award Account:		
Wells Fargo & Co. common stock*	46,852,080	—
Short-term investment fund*	44,278	—
	46,896,358	—
Separately managed portfolio:		
Wells Fargo Stock Fund†:		
Wells Fargo & Co. common stock*	1,846,444,960	1,921,316,163
Short-term investment fund*	3,999,971	3,999,999
	1,850,444,931	1,925,316,162
Stable Value Fund*†:		
Investment contracts	105,772,491	81,879,930
Security-backed contracts:		
Underlying securities of security-backed contracts	991,729,077	1,075,753,895
Corporate bonds—under securities lending agreement	12,923,624	—
Accrued interest receivable	6,328,629	5,333,001
Contract value liquidity agreement	10,050,426	(12,160,957)
Cash	(231,053)	(225,089)
Cash equivalents—under securities lending agreement	379,149,620	—
Repurchase agreements—under securities lending agreement	1,045,244	—
Payable for securities purchased	(6,196,155)	(93,305,471)
Liabilities under securities lending	(393,118,488)	—
Pending trades	(3,013,401)	(1,114,612)
Total security-backed contracts	998,667,523	974,280,767
Wells Fargo Stable Return Fund for EBT*	158,099,056	143,289,272
Total Stable Value Fund	1,262,539,070	1,199,449,969
Total separately managed portfolio	3,112,984,001	3,124,766,131

		2005	2004
Common collective funds:			
S&P 500 Index Fund*†	$	806,131,616	817,333,796
Asset Allocation Fund*		381,274,589	381,334,085
Bond Index Fund*		218,972,047	214,472,097
NASDAQ 100-Index Fund*		128,116,610	121,412,118
Total common collective funds		1,534,494,862	1,534,552,096
Mutual funds:			
Diversified Equity Fund*		357,751,318	349,417,320
Large Company Growth Fund*		291,492,346	279,330,675
EuroPacific Growth Fund		445,660,313	300,806,316
Conservative Allocation Fund (formerly Strategic Income Fund)*		112,471,229	112,317,361
Growth Balanced Fund*		190,674,764	185,843,103
Aggressive Allocation Fund (formerly Strategic Growth Allocation Fund)*		98,665,759	91,319,662
Moderate Balanced Fund*		109,228,042	100,526,656
Diversified Small Cap Fund*		366,586,944	313,188,028
Dodge & Cox Stock Fund		480,907,913	268,020,760
Total mutual funds		2,453,438,628	2,000,769,881
Short-term investments		1,338	—
Participant loans*		212,616,771	207,139,098
Total investments	$	10,008,375,190	9,290,553,777

* Represents related-party and party-in-interest (note 9)

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated and depreciated in value by $156,661,636 and $491,345,087, respectively, as summarized below:

	2005	2004
Net appreciation (depreciation) in fair value of investments:		
ESOP:		
Company common stock	$ 29,174,287	111,243,812
Company convertible preferred stock	(20,042,013)	(23,468,767)
Wells Fargo Stock Fund	21,933,741	110,185,371
Wells Fargo Share Award Fund	1,714,641	—
Stable Value Fund:		
Wells Fargo Stable Return Fund for EBT	5,162,631	6,398,617
Common collective funds	66,224,284	137,792,146
Mutual funds	52,494,065	149,193,908
	$ 156,661,636	491,345,087

(6) Concentration of Investments

The Plan's investment in shares of Wells Fargo & Company common and preferred stock aggregate 45.37% and 46.75% of total investments as of December 31, 2005 and 2004, respectively. Wells Fargo & Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Plan, through the securities-backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off-balance-sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. The Plan may also purchase forward contracts on foreign currency as protection against changes in exchange rates. Such contracts are reported at fair value based on current exchange rates. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.

Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.

Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Options give the holder the right, but not the obligation, to purchase or sell at a future date and at a specified price. Both credit and market risk exist with respect to forward contracts. Market risk exists with respect to futures, short sells, and options. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.

The following table summarizes the aggregate notional amounts and estimated fair value for the Plan's derivative financial instruments as of December 31, 2005 and 2004:

	2005		2004	
	Notional amount	**Unrealized gain (loss)**	**Notional amount**	**Unrealized gain (loss)**
Written options	$ —	—	50,000,000	(250,000)
Future contracts	107,858,508	56,516	19,372,504	124,374

Net realized loss on futures for the year ended December 31, 2005 and 2004 were $1,351,646 and $95,625, respectively. Net realized gain on options for the years ended December 31, 2005 and 2004 was $281,250 and $0, respectively.

(8) Securities Lending

The Plan enters into securities lending transactions with broker/dealers for which fees are paid to the Plan. The securities are required to be 100% collateralized by cash equivalents, bonds and notes, or repurchase agreements. Fees are earned on securities lending activity are included in interest income. Either party may terminate the lending agreement at anytime and the collateral shall be used for any failure to deliver borrowed securities. The collateral assets and the payable to the Plan for securities under lending agreements are presented in note 5.

There were no securities lending transactions in 2004.

Fair value of securities loaned and corresponding collateral at December 31, 2005 were as follows:

Securities under lending agreement	$ 383,746,200
Collateralized by:	
Cash equivalents	$ 379,149,620
Corporate bonds	12,923,624
Repurchase agreements	1,045,244
Total collateral	393,118,488

WELLS
000021

(9) Related Party Transactions

Substantially all the Plan's investment funds are managed by Wells Fargo Bank, N.A., the Trustee and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Internal Revenue Code.

During 2005 and 2004, the Plan purchased Company preferred stock for the ESOP from the Company (note 2(d)), made a discretionary contribution to the Share Award Account in the form of Company stock (note 1(b)), and allowed participants to invest in the Stock Fund, which holds Company stock.

(10) Federal Income Taxes

On September 30, 2003, the IRS issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(11) Plan Mergers

The following plans have merged into the Plan during the years ended December 31, 2005 and 2004:

Effective date	Plan name	Amount
	2005	
September 1, 2005	First Community Bank 401(k) Plan	$ 1,233,214
September 1, 2005	Pacific Northwest Bancorp ESOP	392,083
October 1, 2005	Van Kasper & Co. Profit Sharing and Salary Deferral Plan	115,025
November 1, 2005	Regulus 401(k) Plan	9,316,643
		$ 11,056,965
	2004	
January 1, 2004	Pacific Northwest Bancorp. Salary Deferral 401(k) Plan	$ 23,368,976
January 1, 2004	Wisenberg, Pozmantier & Co., Inc. 401(k) Plan	1,766,557
September 1, 2004	Blade Insurance Services, Inc. dba Speare & Company 401(k) Plan	3,006,780
		$ 28,142,313

WELLS
000022

(12) Notes Payable

Notes payable as of December 31 were:

	2005	2004
5.86% 1996 ESOP Convertible Preferred Stock Note, due February 2006	—	397,280
6.50% 1997 ESOP Convertible Preferred Stock Note, due February 2007	141,440	2,294,239
5.97% 1998 ESOP Convertible Preferred Stock Note, due February 2008	2,104,358	3,215,969
5.68% 1999 ESOP Convertible Preferred Stock Note, due March 2009	6,781,920	9,288,930
7.24% 2000 ESOP Convertible Preferred Stock Note, due March 2010	20,535,330	25,945,530
5.65% 2001 ESOP Convertible Preferred Stock Note, due March 2011	30,453,383	36,935,623
5.25% 2002 ESOP Convertible Preferred Stock Note, due March 2012	42,640,140	50,083,984
3.50% 2003 ESOP Convertible Preferred Stock Note, due March 2013	56,401,710	64,833,628
3.50% 2004 ESOP Convertible Preferred Stock Note, due March 2014	80,226,432	95,804,588
4.75% 2005 ESOP Convertible Preferred Stock Note, due March 2015	109,040,546	—
	$ 348,325,259	288,799,771

Maturities of notes payable are as follows:

Year ending December 31:	
2006	$ —
2007	48,872,973
2008	54,479,540
2009	55,404,560
2010	50,498,740
Thereafter	139,069,446
	$ 348,325,259

The notes represent exempt loans to the Plan from the Plan sponsor, a participating employer in the Plan. The notes may be repaid in monthly installments through March 31, 2013. The estimated fair market value of the notes as of December 31, 2005 and 2004 was approximately $343 million and $287 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

(13) Plan Termination

The Company reserves the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall become 100% vested in their accounts.

(14) Lawsuit Settlement

On July 14, 2004, the Plan received payment of $2,009,621 as part of the First Security litigation proceeds which was filed for on behalf of the former First Security Incentive savings Plan, which was merged into the Wells Fargo & Company 401(k) Plan in January 2001. The settlement was for a class action lawsuit between former shareholders of First Security Corporation common stock and former directors of First Security Bank. Eligible members of the suit were common stockholders of record as of the market close on April 7, 2000. The proceeds were allocated as a ratio to all participants of the former First Security Incentive Savings Plan who had an account balance as of April 7, 2000, in the former First Security Stock Fund or the former First Security ESOP Fund.

(15) Excess Contributions Payable

Excess contributions payable at December 31, 2005 and 2004, represent amounts due to participants for salary deferrals made in excess of IRS limits. These amounts were refunded to participants prior to March of the succeeding year.

(16) Subsequent Events

(a) *Plan Mergers*

The following plans will be merged into the Plan subsequent to year-end:

Effective date	Plan name	Amount
May 1, 2006	State Bank of Rogers 401(k) Plan	$ 1,191,056
May 1, 2006	Commerce Funding Corp 401(k) Plan	9,896,963
July 1, 2006	Wells Fargo Financial Thrift and Profit Sharing Plan	583,000,000
		$ 594,088,019

(b) *Purchase of Company Stock*

Subsequent to year-end, the Plan purchased 414,000 shares of Company preferred stock from the Company for $443.1 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 5.75% and is due in 2016.

(c) *Plan Amendment*

Effective January 1, 2006, the Plan was amended to allow diversification out of Wells Fargo Stock held in the Wells Fargo ESOP Fund without any age or service requirement. While participants will have the right to diversify their existing holdings, future employer matching contributions will continue to be deposited to the Wells Fargo ESOP Fund.

(d) *Determination Letter*

On June 21, 2006, the IRS issued a determination letter stating that the Plan, as amended in 2006, is designed in accordance with the applicable sections of the IRC.

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
*	Short-term investment	Money Market Fund			$ 1,338
*	Participant loans	36,932 Participant loans, interest rates ranging from 4.00% to 11.83%, maturing at various dates through December 19, 2025	N/A	N/A	212,616,771
*	Wells Fargo Asset Allocation Fund	Common Collective Fund	9,981,010	(1)	381,274,589
*	Wells Fargo Bond Index Fund	Common Collective Fund	8,887,971	(1)	218,972,047
*	Wells Fargo S&P 500 Index Fund	Common Collective Fund	20,612,643	(1)	806,131,616
*	Wells Fargo NASDAQ 100-Index Fund	Common Collective Fund	14,304,476	(1)	128,116,610
*	Wells Fargo Large Company Growth Fund	Mutual Fund	5,919,828	(1)	291,492,346
*	Wells Fargo Conservative Allocation Fund	Mutual Fund	5,928,900	(1)	112,471,229
*	Wells Fargo Diversified Equity Fund	Mutual Fund	9,439,349	(1)	357,751,318
*	Wells Fargo Moderate Balanced Fund	Mutual Fund	5,201,335	(1)	109,228,042
*	Wells Fargo Growth Balanced Fund	Mutual Fund	6,545,649	(1)	190,674,764
*	Wells Fargo Aggressive Allocation Fund	Mutual Fund	6,885,259	(1)	98,665,759
*	Wells Fargo Diversified Small Cap Fund	Mutual Fund	26,316,366	(1)	366,586,944
	The America Funds Group EuroPacific Growth Fund	Mutual Fund	10,845,956	(1)	445,660,313
	Dodge & Cox Stock Fund	Mutual Fund	3,504,649	(1)	480,907,913
*	Wells Fargo Stable Value Fund:				
	Insurance Contracts:				
	Hartford Life Ins. Co.	6.19% Due 1/12/2006	7,500,000	(1)	10,113,643
	Hartford Life Ins. Co.	3.95% Due 7/23/2008	10,000,000	(1)	10,996,503
	Metropolitan Life Ins. Co	3.87% Due 7/27/2008	10,000,000	(1)	10,975,763
	Massachusetts Mutual Life Ins.	4.3% Due 12/18/2008	10,000,000	(1)	10,341,353
	ING Life Ins. And Annuity Co.	4.42% Due 3/11/2009	10,000,000	(1)	10,360,654
	Metropolitan Life Ins. Co	4.45% Due 3/15/2009	10,000,000	(1)	10,363,093
	Pacific Life Ins. Co.	4.62% Due 6/30/2009	10,000,000	(1)	10,734,018
	Principal Life Ins. Co.	4 3/4% Due 6/15/2009	10,000,000	(1)	10,754,944
	Security Life of Denver Ins.	4.68% Due 6/10/2009	10,000,000	(1)	10,743,674
	Prudential Life Ins. Co.	4.27% Due 2/1/2010	10,000,000	(1)	10,388,846
	Total insurance contracts				105,772,491

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Security-Backed Contracts:				
AIG Financial Products	Buy&Hold, variable rate, due 7/31/2009 (contract value: $104,678,551)		(1)	$ 104,678,551
Bank of America	Buy&Hold, variable rate, due 7/31/2009 (contract value: $123,448,876)		(1)	123,448,876
Union Bank of Switzerland	Buy&Hold, variable rate, due 7/31/2009 (contract value: $125,475,647)		(1)	125,475,647
Rabobank Nederland	Buy&Hold, variable rate, due 7/31/2009 (contract value: $40,230,534)		(1)	40,230,534
Caisse Des Depots	Buy&Hold, variable rate, due 7/31/2009 (contract value: $99,108,514)		(1)	99,108,514
Wells Fargo STIF Fund	Money market fund	11,273,433		11,273,433
US 5yr Note CBT	, $ par			56,730
US 10yr Note CBT	, $130 par			70,085
Aesop Funding II LLC	3.61% Due 6/20/2009 Mo-20, $4,000,000 par			3,892,080
FNMA	4 1/2% Due 1/1/2020 Mo-1, $500,000 par			486,406
Bank of America Corporation	7.4% Due 1/15/2011 JJ15, $2,000,000 par			2,203,040
Bank One Corporation	6 7/8% Due 8/1/2006 FA1, $2,000,000 par			2,021,580
Countrywide Home Eq Loan Trust	Flt % Due 12/15/2030 Mo-15, $1,250,000 par			1,250,000
CS First Boston Mtg Sec Corp	5.1% Due 12/15/2014 Mo-1, $2,000,000 par			1,992,938
EQCC Home Equity Loan Trust	6.1959% Due 3/20/2021 Mo-1, $1,840,633 par			1,836,270
Ensco Offshore Incorporated	6.36% Due 12/1/2015 JD1, $2,000,053 par			2,120,536
Equifirst Mortgage Loan Trust	Flt % Due 5/25/2018 Mo-16, $686,548 par			687,873
FHLMC	5 1/2% Due 5/1/2018 Mo-1, $13,313,960 par			13,432,055
FHLMC	5% Due 9/1/2015 Mo-1, $3,845,588 par			3,808,335
FHLMC	5% Due 8/1/2018 Mo-1, $2,342,435 par			2,322,430
FHLMC	Adj % Due 12/1/2029 Mo-1, $146,693 par			150,454
FHLMC	5 1/2% Due 12/1/2033 Mo-1, $1,768,583 par			1,756,680
Federal Express	7.52% Due 1/15/2018 JJ15, $1,681,367 par			1,795,969
FNMA	7 1/2% Due 2/25/2007 Mo-1, $228,690 par			229,950
FNMA	4.66% Due 7/1/2010 Mo-1, $11,906,532 par			11,729,482
FNMA	6.94% Due 9/1/2006 Mo-1, $6,704,208 par			6,704,208
FNMA	5.68% Due 7/1/2012 Mo-1, $9,478,192 par			9,824,743
FNMA	4.61% Due 6/1/2012 Mo-1, $6,135,000 par			5,972,042
FNMA	Adj % Due 11/25/2006 Mo-1, $230,948 par			236,886
FNMA	5 1/2% Due 4/1/2033 Mo-1, $17,320,161 par			17,196,356
FNMA	4.566% Due 12/25/2032 Mo-1, $10,000,000 par			9,896,880
FNMA	5 1/2% Due 6/25/2009 Mo-1, $15,309,684 par			15,209,222
FNMA	6 1/2% Due 9/25/2029 Mo-1, $2,468,152 par			2,532,941

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
FNMA	Adj % Due 12/25/2032 Mo-1, $2,420,644 par			$ 2,423,500
FNMA	4 1/2% Due 7/25/2018 Mo-1, $12,702,323 par			12,376,826
FHLMC	4 1/2% Due 2/15/2008 Mo-1, $7,275,000 par			7,271,581
FNMA	5% Due 5/25/2018 Mo-1, $8,481,334 par			8,404,476
FNMA	7% Due 1/25/2029 Mo-1, $3,907,848 par			4,067,828
FNMA Grantor Trust	6% Due 4/25/2031 Mo-1, $5,706,826 par			5,774,595
FNMA Whole Loan	7% Due 5/25/2007 Mo-1, $4,799,894 par			4,996,392
FNMA	5 1/2% Due 11/25/2034 Mo-1, $19,446,540 par			19,324,999
FNMA	5 1/2% Due 12/1/2034 Mo-1, $19,401,724 par			19,280,463
FNMA	6% Due 2/1/2033 Mo-1, $1,628,669 par			1,646,926
FNMA	Adj % Due 7/1/2033 Mo-1, $9,520,982 par			9,345,443
FNMA	6 1/2% Due 1/1/2018 Mo-1, $872,598 par			867,144
FNMA	5 1/2% Due 6/1/2018 Mo-1, $11,385,131 par			11,460,728
FNMA	4 1/2% Due 5/1/2014 Mo-1, $12,211,219 par			12,012,787
FNMA	5% Due 3/1/2034 Mo-1, $11,398,818 par			11,071,547
FNMA	5% Due 4/1/2034 Mo-1, $8,537,882 par			8,292,751
FNMA	4.358% Due 6/1/2011 Mo-1, $13,427,541 par			13,057,236
FNMA	4 1/2% Due 7/1/2018 Mo-1, $3,669,421 par			3,578,860
FNMA	4 1/2% Due 7/1/2018 Mo-1, $3,336,011 par			3,253,678
FNMA	Adj % Due 6/1/2033 Mo-1, $6,472,410 par			6,397,576
FNMA	Adj % Due 8/1/2033 Mo-1, $4,986,025 par			4,904,224
FNMA	Adj % Due 8/1/2033 Mo-1, $3,037,183 par			2,990,200
FNMA	Adj % Due 10/1/2033 Mo-1, $7,770,379 par			7,634,397
FNMA	Adj % Due 12/1/2033 Mo-1, $2,379,792 par			2,369,535
FNMA	5% Due 1/1/2019 Mo-1, $6,788,420 par			6,725,559
FNMA	5% Due 2/1/2019 Mo-1, $2,462,973 par			2,437,924
FNMA	Adj % Due 3/1/2034 Mo-1, $3,840,300 par			3,781,194
FNMA	Adj % Due 5/1/2034 Mo-1, $1,116,135 par			1,093,288
FNMA	Adj % Due 6/1/2034 Mo-1, $18,988,260 par			18,706,399
FNMA	5% Due 10/1/2019 Mo-1, $3,834,306 par			3,795,311
FNMA	Adj % Due 8/1/2034 Mo-1, $4,263,228 par			4,243,489
FNMA	5% Due 11/1/2019 Mo-1, $3,488,967 par			3,453,484
Fifth Third Home Eq Loan Trust	Flt % Due 8/22/2011 Mo-20, $1,867,870 par			1,869,037
Ford Motor Credit	7 3/8% Due 10/28/2009 AO28, $5,000,000 par			4,418,750
GS Auto Loan Trust	4.56% Due 1/15/2010 Mo-15, $5,000,000 par			4,953,600
GNMA	4.648% Due 2/16/2024 Mo-1, $10,851,839 par			10,754,173
Honda Auto Receivables	4.6% Due 10/21/2009 Mo-21, $2,000,000 par			1,978,700
LB-UBS Commercial Mtg Trust	5.103% Due 11/15/2010 Mo-11, $4,400,000 par			4,412,377
MSDWCC HELOC	Flt % Due 11/25/2008 Mo-25, $1,370,940 par			1,371,200

(Continued)

WELLS
000027

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
MSDWCC HELOC	Flt % Due 4/25/2016 Mo-25, $1,610,551 par			$ 1,612,097
MLCC Mortgage Inv Inc	Flt % Due 4/25/2028 Mo-25, $2,830,080 par			2,845,504
Merrill Lynch Mortgage Trust	Adj % Due 11/12/2037 Mo-1, $2,550,000 par			2,579,486
Nissan Auto Rec Owner Trust	4.19% Due 7/15/2009 Mo-15, $2,500,000 par			2,473,675
ING Life Ins. and Annuity Co,	8% Due 10/30/2006 AO30, $2,000,000 par			2,044,140
Residential Asset Sec Corp	6.349% Due 2/25/2019 Mo-1, $2,085,839 par			2,091,867
Residential Asset Sec Corp	6.779% Due 7/25/2014 Mo-1, $5,350,000 par			5,405,961
Small Business Investment Cos.	6.344% Due 8/10/2011 FMAN1, $2,362,501 par			2,417,311
Small Business Investment Cos.	5.886% Due 9/10/2011 MS10, $2,943,153 par			2,993,481
Small Business Investment Cos.	6.03% Due 2/10/2012 FMAN1, $5,124,531 par			5,213,698
Small Business Investment Cos.	5.199% Due 8/10/2012 FMAN1, $3,659,044 par			3,632,333
Small Business Investment Cos.	4.628% Due 3/1/2013 MS1, $4,006,481 par			3,880,677
Small Business Investment Cos.	4.504% Due 2/1/2024 FMAN1, $4,611,594 par			4,454,339
Small Business Investment Cos.	4.754% Due 8/10/2014 FMAN1, $12,529,867 par			12,284,533
Small Business Investment Cos.	4.638% Due 2/1/2015 FMAN1, $25,885,264 par			25,123,976
Sprint Capital Corporation	7 1/8% Due 1/30/2006 JJ30, $500,000 par			500,800
US Bank NA Minnesota	6 3/8% Due 8/1/2011 FA1, $900,000 par			961,047
Qwest Corporation	5 5/8% Due 11/15/2008 MN15, $1,500,000 par			1,485,000
Wachovia Asset Securitization	Flt % Due 9/25/2009 Mo-25, $4,232,413 par			4,241,259
WFS Financial Owner Trust	4.39% Due 5/19/2013 Mo-17, $3,000,000 par			2,959,365
Merrill Lynch Futures Cash	, $172,500 par			172,500
Total securities				476,860,830
Accrued interest receivable				2,451,938
Payable for securities purchased				(469,851)
Contract value liquidity agreements				14,099,203
Total contract value				492,942,120
J.P. Morgan Chase Bank	Managed, variable rate, due 3/31/2007 (contract value: $158,075,483)		(1)	
State Street Bank and Trust	Managed, variable rate, due 3/31/2007 (contract value: $89,950,926)		(1)	
Wells Fargo STIF Fund	Money market fund	8,704,087		8,704,087
90Day Euro$	, $20 par			2,750
90Day Euro$	, $20 par			(4,250)
90Day Euro$	, $20 par			(1,250)
90Day Euro$	, $20 par			750
US 5yr Note CBT	, $70 par			18,050

WELLS
000028

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
US 10yr Note CBT	, $130 par			$ 70,085
AARP	7 1/2% Due 5/1/2031 MN1, $720,000 par			893,254
AOL Time Warner	6 3/4% Due 4/15/2011 AO15, $500,000 par			524,405
FNMA	5 1/2% Due 1/1/2036 Mo-1, $2,650,000 par			2,623,500
Allstate Financial Global	6 1/2% Due 6/14/2011 JD14, $750,000 par			801,158
American Home Products	Stp % Due 3/15/2011 MS15, $525,000 par			566,349
Amsouth Bancorp	6 1/8% Due 3/1/2009 MS1, $455,000 par			471,075
Aramark Corporation	6 3/8% Due 2/15/2008 FA15, $485,000 par			496,053
Arkansas State	6.2% Due 7/1/2010 JJ1, $700,000 par			739,550
Associated Banc-Corp	6 3/4% Due 8/15/2011 FA15, $800,000 par			868,520
Athena Neuro Financial LLC	7 1/4% Due 2/21/2008 FA21, $450,000 par			439,313
Branch Banking & Trust Corp	7 1/4% Due 6/15/2007 JD15, $350,000 par			361,165
Branch Banking & Trust Corp	6 1/2% Due 8/1/2011 FA1, $400,000 par			428,944
Banc of America Commercial Mtg	Adj % Due 9/10/2047 Mo-1, $2,000,000 par			2,007,600
Bank of America Corporation	7.4% Due 1/15/2011 JJ15, $1,000,000 par			1,101,520
Bank One Corporation	7 7/8% Due 8/1/2010 FA1, $790,000 par			877,003
BankAmerica Manf Housing Contr	6.725% Due 7/10/2006 Mo-10, $179,323 par			179,922
Blue Cross Blue Shield FL	8 1/4% Due 11/15/2011 MN15, $600,000 par			688,278
Bristol-Meyers Squibb	5 3/4% Due 10/1/2011 AO1, $550,000 par			568,029
Countrywide Asset Backed Certs	Flt % Due 2/25/2009 Mo-25, $447,946 par			448,716
Countrywide Asset Backed Certs	Flt % Due 12/15/2026 Mo-15, $1,676,463 par			1,675,960
Countrywide Asset Backed Certs	Flt % Due 8/15/2018 Mo-15, $680,217 par			683,394
Countrywide Asset Backed Certs	Flt % Due 12/25/2014 Mo-25, $512,679 par			513,202
Countrywide Home Loan	Flt % Due 9/25/2035 Mo-25, $937,870 par			937,870
Countrywide Home Loan	Flt % Due 1/25/2035 Mo-25, $2,776,156 par			2,778,613
Countrywide Home Loan	Flt % Due 12/26/2034 Mo-25, $2,148,729 par			2,152,812
Countrywide Home Loan	Flt % Due 2/26/2035 Mo-25, $2,399,179 par			2,401,048
Cargill Incorporated	6 3/8% Due 6/1/2012 JD1, $400,000 par			426,908
Cendant Corporation	7 3/8% Due 1/15/2013 JJ15, $500,000 par			558,610
Chase Funding Mtg Loan	6.595% Due 11/25/2028 Mo-1, $1,000,000 par			1,012,500
Chase Capital VI	Flt % Due 8/1/2028 FMAN1, $400,000 par			384,136
Citigroup Incorporated	6 1/2% Due 1/18/2011 JJ18, $260,000 par			277,030
Citibank Credit Card Iss Trust	6.65% Due 5/15/2006 MN15, $560,000 par			563,640
City National Bank	6 3/4% Due 9/1/2011 MS1, $650,000 par			701,825
Conagra Incorporated	7 7/8% Due 9/15/2010 MS15, $500,000 par			550,870
Continental Airlines, Inc.	6.8% Due 1/2/2009 JJ2, $120,121 par			114,607
Cox Communications Inc	7 7/8% Due 8/15/2009 FA15, $425,000 par			456,573
CS First Boston	Adj % Due 5/1/2034 Mo-1, $785,236 par			780,054
CS First Boston Mtg Sec Corp	5.1% Due 1/15/2011 Mo-1, $1,500,000 par			1,501,814

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Crown Castle Towers, LLC	4.643% Due 6/15/2010 Mo-15, $690,000 par			$ 676,712
Developers Diversified Realty	5 1/4% Due 4/15/2011 AO15, $275,000 par			272,228
Duke Energy Field Services	7 7/8% Due 8/16/2010 FA16, $400,000 par			442,376
ERP Operating LP	6.95% Due 3/2/2011 MS2, $805,000 par			863,998
EQCC Home Equity Loan Trust	6.685% Due 8/25/2018 Mo-1, $949,824 par			951,942
FHLMC	6% Due 6/1/2017 Mo-1, $505,833 par			516,992
FHLMC	5 1/2% Due 12/1/2018 Mo-1, $1,136,633 par			1,143,828
FHLMC	5 1/2% Due 10/1/2033 Mo-1, $892,637 par			886,629
Federal Express	7.52% Due 1/15/2018 JJ15, $252,205 par			269,395
FHLMC	6% Due 10/15/2015 Mo-1, $950,462 par			970,526
FHLMC	6% Due 2/15/2016 Mo-1, $986,559 par			999,700
FHLMC	6 1/2% Due 11/15/2023 Mo-1, $1,399,770 par			1,457,637
FHLMC	7.49% Due 7/25/2007 Mo-1, $562,576 par			562,401
FNMA	6.12% Due 8/25/2011 Mo-1, $1,000,000 par			1,030,120
FNMA	4 1/2% Due 1/1/2019 Mo-1, $8,145,457 par			7,944,427
FNMA	6.49% Due 1/1/2008 Mo-1, $475,681 par			484,749
FNMA	6.52% Due 9/1/2016 Mo-1, $2,007,060 par			2,188,950
FNMA	6.15% Due 11/1/2016 Mo-1, $1,241,398 par			1,313,166
FNMA	5.79% Due 7/1/2012 Mo-1, $2,348,445 par			2,439,447
FNMA	Adj % Due 6/1/2040 Mo-1, $130,018 par			131,646
FNMA	7% Due 12/25/2031 Mo-1, $621,187 par			646,811
FNMA Grantor Trust	7 1/2% Due 8/25/2029 Mo-1, $1,454,171 par			1,521,199
FNMA Grantor Trust	6 1/4% Due 5/25/2042 Mo-1, $1,441,479 par			1,458,597
FNMA	7 1/2% Due 2/25/2029 Mo-1, $304,551 par			318,589
FNMA	6 1/2% Due 11/1/2042 Mo-1, $402,710 par			413,092
FHLMC	5 1/2% Due 6/15/2017 Mo-1, $3,500,000 par			3,553,620
FNMA	7 1/2% Due 12/25/2028 Mo-1, $1,476,140 par			1,544,181
FHLMC Structured Pass Through	7% Due 6/2/2028 Mo-1, $1,341,666 par			1,396,591
FNMA	4 1/2% Due 6/25/2018 Mo-1, $1,269,195 par			1,236,672
FNMA	5% Due 5/25/2018 Mo-1, $5,088,800 par			5,042,685
FNMA	6% Due 5/1/2034 Mo-1, $1,136,879 par			1,150,380
FNMA Whole Loan	6 1/2% Due 5/25/2030 Mo-1, $1,397,900 par			1,434,595
FNMA Whole Loan	7 1/2% Due 11/25/2028 Mo-1, $907,449 par			949,277
FHLMC	5 1/2% Due 11/1/2033 Mo-1, $4,828,288 par			4,798,112
FNMA	5 1/2% Due 4/1/2018 Mo-1, $918,811 par			925,159
FNMA	4% Due 7/1/2018 Mo-1, $2,440,020 par			2,334,367
FNMA	5 1/2% Due 5/1/2034 Mo-1, $1,961,244 par			1,946,868
FNMA	5% Due 3/1/2034 Mo-1, $7,599,212 par			7,381,031
FNMA	5% Due 3/1/2034 Mo-1, $2,332,456 par			2,268,126

WELLS
000030

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
FNMA	5% Due 4/1/2034 Mo-1, $9,508,096 par			$ 9,235,109
FNMA	5 1/2% Due 6/1/2034 Mo-1, $2,357,431 par			2,340,580
FNMA	5% Due 9/1/2034 Mo-1, $2,522,563 par			2,449,131
FNMA	5 1/2% Due 7/1/2035 Mo-1, $3,440,378 par			3,411,351
FNMA	Adj % Due 8/1/2033 Mo-1, $787,267 par			774,351
FNMA	5 1/2% Due 12/1/2033 Mo-1, $4,662,359 par			4,628,184
FNMA	5 1/2% Due 12/1/2033 Mo-1, $1,253,113 par			1,243,928
FNMA	5 1/2% Due 8/1/2019 Mo-1, $1,261,133 par			1,269,394
FNMA	Adj % Due 3/1/2034 Mo-1, $1,477,039 par			1,454,305
FNMA	Adj % Due 5/1/2034 Mo-1, $744,090 par			728,859
FNMA	Adj % Due 6/1/2034 Mo-1, $2,591,918 par			2,553,443
FNMA	5% Due 12/1/2019 Mo-1, $2,169,268 par			2,147,206
First Horizon ABS Trust	Flt % Due 10/25/2034 Mo-25, $749,315 par			751,114
First Massachusetts Bank	7 5/8% Due 6/15/2011 JD15, $550,000 par			615,197
First Tennessee Bank	5.05% Due 1/15/2015 JJ15, $1,000,000 par			991,200
First Union National Bank	7.8% Due 8/18/2010 FA18, $750,000 par			834,018
US Bancorp	7 1/8% Due 12/1/2009 JD1, $900,000 par			971,001
Fiserv Incorporated	4% Due 4/15/2008 AO15, $500,000 par			485,525
Ford Motor Credit	7 3/8% Due 10/28/2009 AO28, $650,000 par			574,438
Fort Sam Houston Military	5 5/8% Due 3/15/2035 MS15, $1,000,000 par			1,025,340
GNMA	7.72% Due 12/29/2040 Mo-1, $1,025 par			1,111
GNMA	7% Due 6/15/2042 Mo-1, $35,078 par			39,490
GNMA	7.35% Due 1/15/2040 Mo-1, $27,729 par			32,547
GSAMP Trust	Flt % Due 6/27/2022 Mo-25, $1,372,306 par			1,372,292
GSMPS Mortgage Loan Trust	Flt % Due 1/25/2030 Mo-25, $3,396,601 par			3,396,601
General Electric Company	5% Due 2/1/2013 FA1, $615,000 par			614,680
General Mills Incorporated	6.449% Due 10/15/2006 AO15, $500,000 par			505,910
General Motors Acceptance Corp	7 3/4% Due 1/19/2010 JJ19, $425,000 par			396,903
Golden Securities Corporation	Flt % Due 12/2/2013 Mo-1, $490,000 par			490,069
Goodrich (BF) Company	7 5/8% Due 12/15/2012 JD15, $500,000 par			567,120
GNMA	Adj % Due 4/16/2024 Mo-1, $4,133,354 par			4,448,522
Greater Bay Bancorp	5 1/8% Due 4/15/2010 AO15, $900,000 par			893,322
Green Tree Financial Corp	8.36% Due 7/15/2029 Mo-15, $334,706 par			339,235
Green Tree Financial Corp	6.86% Due 7/15/2029 Mo-15, $394,989 par			405,661
Greenpoint Home Equity Loan Tr	Flt % Due 8/15/2015 Mo-15, $494,637 par			494,632
Greenwich Capital Comml Fundin	5.117% Due 11/10/2010 Mo-1, $1,600,000 par			1,605,000
John Hancock Global Funding	7.9% Due 7/2/2010 JJ2, $500,000 par			557,723
Honda Auto Receivables	4.46% Due 4/21/2008 Mo-21, $2,000,000 par			1,985,380
Honeywell International	6 1/8% Due 11/1/2011 MN1, $750,000 par			791,655
Hospira Incorporated	4.95% Due 6/15/2009 JD15, $1,090,000 par			1,083,024

(Continued)

WELLS
000031

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Hyundai Auto Receivables Trust	4.18% Due 2/15/2012 Mo-15, $1,700,000 par			$ 1,664,164
Illinois State	4.95% Due 6/1/2023 JD1, $300,000 par			293,865
IMPAC CMB Trust	Flt % Due 1/25/2010 Mo-25, $251,128 par			251,236
Indiana Board Banking Revenue	4.17% Due 7/15/2010 JJ15, $1,410,000 par			1,372,367
International Paper Company	6 3/4% Due 9/1/2011 MS1, $400,000 par			425,512
Kellogg Company	6.6% Due 4/1/2011 AO1, $755,000 par			808,295
Keycorp Student Loan Trust	Flt % Due 11/25/2009 FMAN25, $1,000,000 par			1,003,890
Kraft Foods Incorporated	6 1/4% Due 6/1/2012 JD1, $600,000 par			632,964
Kroger Company	7 1/4% Due 6/1/2009 JD1, $675,000 par			714,427
La Crosse, WI	5 1/2% Due 12/1/2013 JD1, $1,100,000 par			1,119,305
Laboratory Corp of America	5 1/2% Due 2/1/2013 FA1, $600,000 par			601,968
Stanford University	6.16% Due 4/30/2011 AO30, $650,000 par			688,831
Lincoln National Corporation	6.2% Due 12/15/2011 JD15, $450,000 par			477,680
Manchester, NH	5.46% Due 6/1/2011 JD1, $500,000 par			514,600
Manufacturers & Traders Trust	5.585% Due 12/28/2020 JD28, $705,000 par			705,000
Markel Corporation	7.2% Due 8/15/2007 FA15, $225,000 par			231,642
Masco Corporation	5 7/8% Due 7/15/2012 JJ15, $385,000 par			390,486
Mass. Institute of Technology	7 1/8% Due 11/2/2026 MN1, $400,000 par			487,324
May Department Stores	4.8% Due 7/15/2009 JJ15, $1,000,000 par			986,050
McDonald's Corporation	8 7/8% Due 4/1/2011 AO1, $400,000 par			470,860
Mellon Funding Corporation	6.4% Due 5/14/2011 MN14, $190,000 par			202,504
MLCC Mortgage Inv Inc	Flt % Due 5/25/2028 Mo-25, $1,857,882 par			1,862,527
Metlife Incorporated	5 3/8% Due 12/15/2012 JD15, $415,000 par			421,279
Minneapolis, MN	5.8% Due 2/1/2018 FA1, $800,000 par			822,968
Mpls St. Paul MN Met Airport	6% Due 1/1/2011 JJ1, $250,000 par			261,675
Minnesota Life Insurance	8 1/4% Due 9/15/2025 MS15, $500,000 par			649,950
Monumental Global Funding	3.45% Due 11/30/2007 MN30, $950,000 par			925,376
Morgan Stanley Dean Witter	6 3/4% Due 4/15/2011 AO15, $750,000 par			807,398
NCR Corporation	7 1/8% Due 6/15/2009 JD15, $430,000 par			449,797
NTC Capital I	Flt % Due 1/15/2027 JAJO15, $600,000 par			575,826
Northwest Airlines Trust	8.26% Due 3/10/2006 MS10, $68,000 par			65,195
Nomura Asset Acceptance Corp.	6 1/2% Due 2/25/2030 Mo-1, $1,059,685 par			1,071,553
Nomura Asset Acceptance Corp	6 1/2% Due 3/25/2031 Mo-1, $800,406 par			806,157
National City Bank	6.2% Due 12/15/2011 JD15, $295,000 par			312,142
National City Bank	7 1/4% Due 7/15/2010 JJ15, $300,000 par			327,714
National Commerce Capital	Flt % Due 4/1/2027 JAJO1, $500,000 par			495,045
Nationslink Funding Corp	7.559% Due 10/10/2010 Mo-1, $149,763 par			156,937
New York Life Global Funding	5 3/8% Due 9/15/2013 MS15, $850,000 par			864,064
Nielsen Media	7.6% Due 6/15/2009 JD15, $500,000 par			514,392
NLV Financial Corporation	7 1/2% Due 8/15/2033 FA15, $600,000 par			664,338

(Continued)

WELLS
000032

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Northstar Guarantee Inc.	Flt % Due 10/28/2026 JAJO28, $2,000,000 par			$ 1,992,568
Olin Corporation	9 1/8% Due 12/15/2011 JD15, $500,000 par			586,915
Onyx Acceptance Auto Trust	4.34% Due 5/15/2012 Mo-15, $600,000 par			589,475
Oregon State	5 1/2% Due 10/1/2011 AO1, $700,000 par			717,605
PNC Funding Corporation	6 1/8% Due 2/15/2009 FA15, $1,000,000 par			1,032,060
Pearson Dollar Financial PLC	5.7% Due 6/1/2014 JD1, $460,000 par			465,359
Peoples Energy Corporation	6.9% Due 1/15/2011 JJ15, $440,000 par			474,184
Philips Electric NV	7 1/4% Due 8/15/2013 FA15, $265,000 par			297,953
Praxair Incorporated	6 1/2% Due 3/1/2008 MS1, $440,000 par			454,256
Principal Life Global	6 1/4% Due 2/15/2012 FA15, $625,000 par			663,888
Prologis Trust	5 1/4% Due 11/15/2010 MN15, $445,000 par			445,307
Protective Life US Funding	5 7/8% Due 8/15/2006 FA15, $500,000 par			502,795
Puget Sound Energy Inc	7.96% Due 2/22/2010 AO15, $1,000,000 par			1,105,160
ING Life Ins. and Annuity Co,	8% Due 10/30/2006 AO30, $930,000 par			950,525
Residential Asset Mtg Products	Flt % Due 5/25/2028 Mo-25, $132,383 par			132,919
Residential Funding Sec Corp.	Flt % Due 7/25/2010 Mo-25, $119,164 par			119,733
Residential Funding Mtg Sec II	5.98% Due 12/25/2007 Mo-1, $481,062 par			480,990
Rouse Company	5 3/8% Due 11/26/2013 MN26, $530,000 par			503,087
Safeco Corporation	4 7/8% Due 2/1/2010 FA1, $500,000 par			496,320
Safeway Stores	4 1/8% Due 11/1/2008 MN1, $825,000 par			798,864
Schering-Plough Corporation	5.3% Due 12/1/2013 JD1, $665,000 par			677,475
Shurgard Storage Centers	7 3/4% Due 2/22/2011 FA22, $500,000 par			547,605
Small Business Investment Cos.	4.754% Due 8/10/2014 FMAN1, $2,364,126 par			2,317,836
Sovereign Bank	5 1/8% Due 3/15/2013 MS15, $710,000 par			696,936
Sprint Capital Corporation	6% Due 1/15/2007 JJ15, $600,000 par			605,868
Steelcase Incorporated	6 3/8% Due 11/15/2006 MN15, $500,000 par			500,195
Stratford, CT	6.28% Due 2/15/2009 FA15, $500,000 par			521,055
Structured Asset Securities Co	5.15% Due 3/25/2023 Mo-1, $1,898,086 par			1,885,037
Suntrust Bank	4.415% Due 6/15/2009 JD15, $750,000 par			739,784
Suntrust Cap III	Flt % Due 3/15/2028 MJSD15, $600,000 par			584,460
TCF Financial	5% Due 6/15/2014 JD15, $670,000 par			660,687
Thomson Corporation	6.2% Due 1/5/2012 JJ5, $700,000 par			737,674
Toll Road Inv Part II	Due 2/15/2015 At Mat, $750,000 par			463,770
Triad Auto Rec Owner Trust	4.28% Due 8/12/2008 Mo-12, $700,000 par			692,535
Marathon Oil Corporation	6.85% Due 3/1/2008 MS1, $500,000 par			519,074
Dept of Housing & Urban Devl.	6% Due 8/1/2012 FA1, $4,000,000 par			4,177,000
Dept of Housing & Urban Devl.	4.96% Due 8/1/2012 FA1, $265,000 par			267,536
Vendee Mortgage Trust	7 1/4% Due 9/15/2022 Mo-1, $1,442,490 par			1,516,417
Vendee Mortgage Trust	5 3/4% Due 8/15/2008 Mo-1, $2,066,954 par			2,071,149
United States Treasury	7 1/2% Due 11/15/2016 MN15, $3,650,000 par			4,584,729

WELLS
000033

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
United States Treasury	7 1/4% Due 8/15/2022 FA15, $3,000,000 par			$ 3,906,810
United States Treasury	6 1/4% Due 8/15/2023 FA15, $5,683,000 par			6,786,298
United States Treasury	6 3/4% Due 8/15/2026 FA15, $650,000 par			832,409
United States Treasury	5 3/8% Due 2/15/2031 FA15, $3,550,000 par			3,987,644
United States Treasury	3 3/8% Due 4/15/2032 AO15, $2,487,000 par			3,630,744
United States Treasury	2 3/8% Due 1/15/2025 JJ15, $2,750,000 par			3,054,405
United States Treasury	3 7/8% Due 2/15/2013 FA15, $1,000,000 par			969,260
Qwest Corporation	5 5/8% Due 11/15/2008 MN15, $400,000 par			396,000
Unitrin Incorporated	5 3/4% Due 7/1/2007 JJ1, $800,000 par			805,200
U.S. Education Loan Trust, LLC	Flt % Due 6/1/2039 MJSD1, $2,000,000 par			2,004,688
Viacom Incorporated	7.7% Due 7/30/2010 JJ30, $600,000 par			647,646
Washington Mutual Mortgage	Flt % Due 6/25/2042 Mo-25, $2,698,633 par			2,695,260
Wachovia Bank Commercial Mtg	Adj % Due 8/15/2010 Mo-1, $1,250,000 par			1,252,350
Wachovia Bank Comm Mort Trust	Adj % Due 12/15/2044 Mo-1, $2,000,000 par			2,012,180
Washington Mutual Mortgage	Flt % Due 12/25/2044 Mo-25, $2,405,101 par			2,400,003
WFS Financial Owner Trust	4.39% Due 5/19/2013 Mo-17, $1,250,000 par			1,233,069
GPMF	4.66% Due 12/28/2035 Mo-28, $1,000,000 par			1,000,000
Merrill Lynch Futures Cash	, $168,500 par			168,500
Total securities				268,173,968
Accrued interest receivable				2,146,315
Payable for investment securities purchased				(3,603,916)
Contract value liquidity agreement				(4,745,763)
Total contract value				261,970,604
Rabobank Nederland	Managed, variable rate, due 12/31/2008 (contract value: $94,508,445)		(1)	
Wells Fargo STIF Fund	Money market fund	6,518,937		6,518,937
90Day Euro$	, $17 par			(35,700)
90Day Euro$	, $17 par			(19,550)
90Day Euro$	, $17 par			(11,475)
90Day Euro$	, $17 par			(7,863)
90Day Euro$	, $17 par			(33,788)
90Day Euro$	, $17 par			(16,788)
90Day Euro$	, $17 par			(9,775)
90Day Euro$	, $17 par			(29,113)
90Day Euro$	, $17 par			(14,663)
90Day Euro$	, $17 par			(8,713)
90Day Euro$	, $17 par			(23,588)

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
90Day Euro$	, $17 par			$ (12,963)
90Day Euro$	, $17 par			(8,288)
US 5yr Note CBT	, $85 par			21,918
US 10yr Note CBT	, $1 par			53,911
AOL Time Warner	6 3/4% Due 4/15/2011 AO15, $750,000 par			786,608
Alcan Incorporated	5% Due 6/1/2015 JD1, $600,000 par			582,018
Alcoa Incorporated	6% Due 1/15/2012 JJ15, $525,000 par			549,775
Allstate Corporation	7.2% Due 12/1/2009 JD1, $750,000 par			807,593
Allstate Financial Global	6 1/2% Due 6/14/2011 JD14, $500,000 par			534,105
American Express Credit	5% Due 12/2/2010 JD2, $575,000 par			575,397
American Honda Finance	5 1/8% Due 12/15/2010 JD15, $800,000 par			802,408
American Standard Incorporated	8 1/4% Due 6/1/2009 JD1, $900,000 par			979,137
Amsouth Bancorp	6 1/8% Due 3/1/2009 MS1, $1,000,000 par			1,035,330
Aramark Corporation	7% Due 5/1/2007 MN1, $620,000 par			633,863
Arizona Pub Service Company	6 3/8% Due 10/15/2011 AO15, $750,000 par			793,155
Ashland Oregon	5.067% Due 7/15/2012 JJ15, $400,000 par			403,580
Associated Bank Green Bay	3.7% Due 10/1/2007 AO1, $500,000 par			489,810
Associated Bank Green Bay	Flt % Due 2/2/2008 FMAN2, $500,000 par			500,295
Branch Banking & Trust Corp	7 1/4% Due 6/15/2007 JD15, $685,000 par			706,852
BAE Systems Holdings Inc	4 3/4% Due 8/15/2010 FA15, $350,000 par			343,732
Baltimore, MD	4 1/2% Due 10/15/2013 AO15, $695,000 par			671,947
Bank One Corporation	7.6% Due 5/1/2007 MN1, $538,000 par			555,695
Bank of America Corporation	7.4% Due 1/15/2011 JJ15, $320,000 par			352,486
Bank of New York	Flt % Due 10/14/2009 JAJO14, $325,000 par			325,423
Beckman Instruments	7.45% Due 3/4/2008 MS4, $1,000,000 par			1,048,170
Bemis Company Incorporated	4 7/8% Due 4/1/2012 AO1, $750,000 par			734,940
Berkshire Hathaway Financial	4 3/4% Due 5/15/2012 MN15, $1,000,000 par			988,540
Blue Cross Blue Shield FL	8 1/4% Due 11/15/2011 MN15, $1,000,000 par			1,147,130
Brazos, TX Higher Education	Adj % Due 12/1/2040 MJSD25, $2,500,000 par			2,500,000
Citigroup/Deutsche Bnk Com Mtg	Adj % Due 9/15/2020 Mo-1, $1,250,000 par			1,259,766
CPS Auto Trust	4.52% Due 3/15/2010 Mo-15, $1,153,983 par			1,148,214
Countrywide Asset Backed Certs	Flt % Due 10/25/2012 Mo-25, $1,381,438 par			1,381,438
Countrywide Asset Backed Certs	Flt % Due 12/25/2014 Mo-25, $512,679 par			513,202
Countrywide Alternative Loan	Adj % Due 11/21/2012 Mo-1, $1,165,888 par			1,173,175
Countrywide Home Loan	Flt % Due 9/25/2035 Mo-25, $2,344,675 par			2,344,675
Countrywide Home Loan	Flt % Due 12/26/2034 Mo-25, $1,790,607 par			1,794,010
Countrywide Home Loan	Flt % Due 2/26/2035 Mo-25, $2,056,440 par			2,058,041
Countrywide Home Loan	Flt % Due 8/25/2034 Mo-25, $1,672,148 par			1,670,188
Cadbury Schwepps	3 7/8% Due 10/1/2008 AO1, $600,000 par			582,672
Cendant Corporation	7 3/8% Due 1/15/2013 JJ15, $785,000 par			877,018

(Continued)

WELLS
000035

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Chicago, IL	4.77% Due 1/1/2012 JJ1, $550,000 par			$ 543,527
Chicago, IL	4.86% Due 1/1/2014 JJ1, $500,000 par			494,450
Comcast Cable Communications	6 7/8% Due 6/15/2009 JD15, $870,000 par			913,787
Citi Financial	10% Due 5/15/2009 MN15, $400,000 par			460,000
Conagra Incorporated	7 7/8% Due 9/15/2010 MS15, $1,003,000 par			1,105,045
Corn Products International	8 1/4% Due 7/15/2007 JJ15, $1,000,000 par			1,044,850
Cox Communications Inc	4 5/8% Due 1/15/2010 JJ15, $750,000 par			726,038
CS First Boston Mtg Sec Corp	5.1% Due 1/15/2011 Mo-1, $1,500,000 par			1,501,814
Crown Castle Towers, LLC	4.643% Due 6/15/2010 Mo-15, $470,000 par			460,949
Dominion Resources Inc	Flt % Due 9/28/2007 MJSD28, $600,000 par			600,264
Duke Energy Field Services	7 7/8% Due 8/16/2010 FA16, $800,000 par			884,752
Duke Realty Corporation	Flt % Due 12/22/2006 MJSD22, $575,000 par			575,684
Evansville Vanderbaugh, IN Sch	4.85% Due 1/5/2011 JJ5, $575,000 par			573,896
Ewing Township School Dist	4.8% Due 5/1/2015 MN1, $675,000 par			668,453
FHLMC	5 1/2% Due 2/1/2018 Mo-1, $2,320,843 par			2,326,645
FHLMC	5% Due 2/1/2020 Mo-1, $3,611,789 par			3,576,141
FNMA	4.66% Due 7/1/2010 Mo-1, $1,984,422 par			1,954,914
FNMA	6.1% Due 4/1/2011 Mo-1, $902,141 par			944,006
FNMA	4.835% Due 7/1/2011 Mo-1, $1,783,066 par			1,765,236
FNMA	5.22% Due 12/1/2012 Mo-1, $5,000,000 par			5,032,815
FNMA	5 1/2% Due 2/25/2016 Mo-1, $750,000 par			752,227
FNMA Grantor Trust	5 1/2% Due 7/25/2017 Mo-1, $3,503,686 par			3,517,921
FNMA	7% Due 5/25/2032 Mo-1, $477,409 par			496,953
FNMA	7% Due 8/25/2042 Mo-1, $192,056 par			199,919
FNMA	Adj % Due 11/25/2012 Mo-1, $28,896,817 par			886,034
FNMA	6 1/2% Due 9/25/2029 Mo-1, $1,114,194 par			1,143,442
FNMA	7% Due 10/25/2042 Mo-1, $188,898 par			196,631
FNMA	4 1/2% Due 6/25/2018 Mo-1, $3,384,520 par			3,297,792
FNMA	5% Due 5/25/2018 Mo-1, $2,544,400 par			2,521,343
FNMA Grantor Trust	7% Due 2/25/2029 Mo-1, $1,679,930 par			1,748,703
FNMA	6% Due 5/1/2034 Mo-1, $1,648,475 par			1,668,050
FNMA	6 1/2% Due 4/1/2029 Mo-1, $1,183,058 par			1,214,114
FNMA	5 1/2% Due 12/1/2034 Mo-1, $2,910,259 par			2,892,069
FHLMC Structured Pass Through	7% Due 10/25/2015 Mo-1, $3,909,248 par			4,068,518
FNMA	5% Due 5/1/2015 Mo-1, $2,359,763 par			2,358,253
FNMA	Adj % Due 4/1/2044 Mo-1, $982,077 par			984,532
FNMA	5% Due 10/1/2019 Mo-1, $3,906,821 par			3,867,089
FNMA	5% Due 12/1/2019 Mo-1, $2,603,121 par			2,576,647
FNMA	Adj % Due 1/1/2035 Mo-1, $1,547,476 par			1,537,925
FNMA	Adj % Due 1/1/2035 Mo-1, $1,223,664 par			1,212,957

WELLS
000036

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
FNMA	5% Due 8/1/2020 Mo-1, $5,804,928 par			$ 5,743,163
FNMA	Adj % Due 7/1/2035 Mo-1, $1,919,301 par			1,915,403
First Data Corp	4 1/2% Due 6/15/2010 JD15, $1,000,000 par			965,680
Allfirst Financial Incorporate	7.2% Due 7/1/2007 JJ1, $1,700,000 par			1,760,673
First Massachusetts Bank	7 5/8% Due 6/15/2011 JD15, $300,000 par			335,562
First Maryland Capital Trust	Flt % Due 2/1/2027 FMAN1, $1,000,000 par			978,740
First Tennessee Bank	5.05% Due 1/15/2015 JJ15, $1,000,000 par			991,200
First Union Corporation	6.3% Due 4/15/2008 AO15, $800,000 par			826,976
Fiserv Incorporated	4% Due 4/15/2008 AO15, $770,000 par			747,709
Fleet Boston Financial Corpora	7 3/8% Due 12/1/2009 JD1, $205,000 par			222,378
Ford Motor Credit	7 3/8% Due 10/28/2009 AO28, $1,000,000 par			883,750
Fort Eustis	4.98% Due 12/15/2020 JD15, $450,000 par			438,422
Fort Sam Houston Military	5.177% Due 3/15/2020 MS15, $500,000 par			502,310
Fulton County, GA Dev Auth	4.92% Due 5/1/2011 MN1, $650,000 par			653,894
GSMPS Mortgage Loan Trust	Flt % Due 6/25/2035 Mo-25, $1,376,783 par			1,375,331
GSAMP Trust	Flt % Due 6/27/2022 Mo-25, $1,143,588 par			1,143,577
GSMPS Mortgage Loan Trust	Flt % Due 1/25/2030 Mo-25, $3,290,457 par			3,290,457
GSAMP Trust	Flt % Due 4/25/2035 Mo-25, $230,751 par			230,751
GS Auto Loan Trust	4.56% Due 1/15/2010 Mo-15, $1,500,000 par			1,486,080
Glendale Cmnty Dev Auth Lease	4.7% Due 10/1/2009 AO1, $480,000 par			472,517
Goldman Sachs Group Inc	6 7/8% Due 1/15/2011 JJ15, $850,000 par			915,680
Greater Bay Bancorp	5 1/8% Due 4/15/2010 AO15, $450,000 par			446,661
Greenwich Capital Comml Fundin	5.117% Due 11/10/2010 Mo-1, $1,500,000 par			1,504,688
Household Home Equity Loan Tr	Flt % Due 1/20/2035 Mo-20, $1,554,626 par			1,554,440
John Hancock Global Funding	7.9% Due 7/2/2010 JJ2, $740,000 par			825,429
Harborview Mortgage Loan Trust	Flt % Due 7/31/2020 Mo-20, $3,256,061 par			3,258,604
Hoffman Estates	4.95% Due 12/1/2014 JD1, $280,000 par			277,620
Hoffman Estates	5% Due 12/1/2015 JD1, $485,000 par			481,983
Honda Auto Receivables	4.6% Due 10/21/2009 Mo-21, $2,000,000 par			1,978,700
Honda Auto Rec Owner Trust	4.03% Due 12/20/2010 Mo-18, $2,000,000 par			1,961,120
Hospira Incorporated	4.95% Due 6/15/2009 JD15, $750,000 par			745,200
Household Automotive Trust	3.02% Due 12/17/2010 Mo-17, $1,500,000 par			1,468,125
Household Automotive Trust	4.35% Due 6/18/2012 Mo-17, $1,500,000 par			1,475,325
Household Automotive Trust	4.8% Due 12/17/2007 Mo-17, $1,000,000 par			999,930
Hyundai Auto Receivables Trust	3.98% Due 11/16/2009 Mo-15, $1,270,000 par			1,252,284
ING USA Global Funding	4 1/2% Due 10/1/2010 AO1, $500,000 par			490,150
Illinois State	3.85% Due 6/1/2013 JD1, $500,000 par			465,290
Illinois State	4.05% Due 6/1/2015 JD1, $285,000 par			266,273
Indiana Board Banking Revenue	4.49% Due 7/15/2012 JJ15, $745,000 par			727,388
Indiana Board Banking Revenue	4.7% Due 1/15/2014 JJ15, $250,000 par			245,005

(Continued)

WELLS
000037

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Indianapolis, IN	3.98% Due 1/15/2009 JJ15, $800,000 par			$ 780,240
Indymac Loan Trust	Flt % Due 1/25/2011 Mo-25, $1,894,217 par			1,895,372
Ingersoll-Rand Company	4 3/4% Due 5/15/2015 MN15, $600,000 par			583,182
JDN Realty Corporation	6.95% Due 8/1/2007 FA1, $600,000 par			610,422
JP Morgan Chase Comm Mtg Sec	4.739% Due 9/12/2010 Mo-1, $1,500,000 par			1,482,015
Kellogg Company	6.6% Due 4/1/2011 AO1, $1,000,000 par			1,070,590
Kentucky Housing Corp Revenue	5.03% Due 7/1/2011 JJ1, $260,000 par			260,400
Keycorp Student Loan Trust	Flt % Due 11/25/2009 FMAN25, $600,000 par			602,334
Kraft Foods Incorporated	6 1/4% Due 6/1/2012 JD1, $1,000,000 par			1,054,940
LB-UBS Commercial Mtg Trust	5.103% Due 11/15/2010 Mo-11, $1,000,000 par			1,002,813
Lincoln National Corporation	6.2% Due 12/15/2011 JD15, $300,000 par			318,453
M&I Auto Loan Trust	Adj % Due 3/21/2011 Mo-20, $1,500,000 par			1,500,390
Marshall & Ilsley Bank	3.95% Due 8/14/2009 FA14, $1,000,000 par			972,450
Marriott International	4 5/8% Due 6/15/2012 JD15, $1,000,000 par			962,490
Masco Corporation	5 7/8% Due 7/15/2012 JJ15, $1,000,000 par			1,014,250
Massachusetts State	4.43% Due 1/1/2007 JJ1, $600,000 par			597,330
May Department Stores	4.8% Due 7/15/2009 JJ15, $1,000,000 par			986,050
Mellon Funding Corporation	6.4% Due 5/14/2011 MN14, $900,000 par			959,229
MLCC Mortgage Inv Inc	Flt % Due 5/25/2028 Mo-25, $412,863 par			413,895
Merrill Lynch & Company	4 1/4% Due 2/8/2010 FA8, $500,000 par			486,360
Met Life Global Funding	4 1/2% Due 5/5/2010 MN5, $215,000 par			210,810
Michigan State	4.09% Due 11/1/2008 MN1, $725,000 par			710,638
Mississippi Dev Bk Spl Oblig	5% Due 6/1/2014 JD1, $390,000 par			387,761
Missouri Higher Education Loan	Adj % Due 4/13/2044 Every 28 D, $1,000,000 par			1,000,000
Missouri Higher Education Loan	Adj % Due 5/11/2044 Every 28 D, $2,000,000 par			2,000,000
Monumental Global Funding	4 5/8% Due 3/15/2010 MS15, $910,000 par			904,349
Morgan Stanley Dean Witter	8% Due 6/15/2010 JD15, $1,000,000 par			1,113,400
National City Bank	7 1/4% Due 7/15/2010 JJ15, $300,000 par			327,714
National City Bank of Kentucky	6.3% Due 2/15/2011 FA15, $120,000 par			127,040
New York, NY	4% Due 12/1/2006 JD1, $500,000 par			496,100
Newell Rubbermaid Incoporated	6% Due 3/15/2007 MS15, $700,000 par			709,387
Nissan Auto Rec Owner Trust	3.21% Due 4/15/2008 Mo-15, $1,000,000 par			976,760
Nisource Finance Corp	7 7/8% Due 11/15/2010 MN15, $825,000 par			914,075
Nissan Auto Rec Owner Trust	3.99% Due 7/15/2009 Mo-15, $1,170,000 par			1,156,381
Nissan Auto Rec Owner Trust	4.19% Due 7/15/2009 Mo-15, $1,000,000 par			989,470
Norcen Energy Resources	7 3/8% Due 5/15/2006 MN15, $750,000 par			757,050
Northern Natural Gas	6 3/4% Due 9/15/2008 MS15, $300,000 par			313,614
Northstar Guarantee Inc.	Flt % Due 10/28/2026 JAJO28, $2,250,000 par			2,241,639
Onyx Acceptance Auto Trust	3 1/2% Due 10/15/2009 Mo-15, $900,000 par			880,308
Onyx Acceptance Auto Trust	4.34% Due 5/15/2012 Mo-15, $400,000 par			392,983

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Oregon State	4 3/8% Due 6/1/2010 JD1, $500,000 par			$ 490,830
Oregon State	4.605% Due 6/1/2011 JD1, $655,000 par			644,389
PNC Funding Corporation	6 1/8% Due 2/15/2009 FA15, $500,000 par			516,030
PNC Funding Corp.	5 1/8% Due 12/14/2010 JD14, $500,000 par			501,605
Pacific Life Global Funding	3 3/4% Due 1/15/2009 JJ15, $780,000 par			752,629
Pearson PLC	7% Due 6/15/2011 JD15, $500,000 par			538,065
Phoenix, AZ	4.3% Due 7/1/2010 JJ1, $800,000 par			780,272
Preferred Term Securities IV	Flt % Due 12/23/2031 MJSD23, $800,000 par			805,000
Principal Global Funding I	4.2% Due 1/15/2010 JJ15, $500,000 par			485,385
Principal Life Global	4.4% Due 10/1/2010 AO1, $600,000 par			583,458
Prologis Trust	5 1/4% Due 11/15/2010 MN15, $500,000 par			500,345
Protective Life	4.85% Due 8/16/2010 FA16, $650,000 par			648,928
Prudential	7.65% Due 7/1/2007 JJ1, $250,000 par			259,948
Public Service Co of Colorado	6 7/8% Due 7/15/2009 JJ15, $252,000 par			265,201
Puget Sound Energy Inc	7.96% Due 2/22/2010 AO15, $1,000,000 par			1,105,160
Quest Diagnostic Incorporated	5 1/8% Due 11/1/2010 MN1, $800,000 par			799,768
ING Life Ins. and Annuity Co,	6 1/2% Due 11/15/2008 MN15, $600,000 par			623,430
Roslyn Bancorp	7 1/2% Due 12/1/2008 JD1, $700,000 par			742,168
Safeway Stores	4 1/8% Due 11/1/2008 MN1, $1,000,000 par			968,320
Schering-Plough Corporation	5.3% Due 12/1/2013 JD1, $1,000,000 par			1,018,760
Charles Schwab Corporation	8.05% Due 3/1/2010 MS1, $325,000 par			360,242
Small Business Investment Cos.	4.754% Due 8/10/2014 FMAN1, $1,844,018 par			1,807,912
Small Business Investment Cos.	4.638% Due 2/1/2015 FMAN1, $984,230 par			955,284
Sovereign Bank	4% Due 2/1/2008 FA1, $1,000,000 par			980,365
Spokane, WA	4.83% Due 12/1/2014 JD1, $715,000 par			702,831
Springfield, IL	4.4% Due 12/1/2012 JD1, $450,000 par			434,489
Structured Asset Securities Co	5.15% Due 3/25/2023 Mo-1, $759,234 par			754,015
Structured Asset Sec Corp	Flt % Due 9/25/2015 Mo-25, $1,285,270 par			1,278,201
Suntrust Banks	7 3/4% Due 5/1/2010 MN1, $595,000 par			658,320
Thermo Electron Corporation	5% Due 6/1/2015 JD1, $450,000 par			438,453
Thomson Corporation	5 3/4% Due 2/1/2008 FA1, $775,000 par			786,013
Triad Auto Rec Owner Trust	4.28% Due 8/12/2008 Mo-12, $1,000,000 par			989,336
Tribune Company	4 7/8% Due 8/15/2010 FA15, $600,000 par			585,114
Marathon Oil Corporation	6.85% Due 3/1/2008 MS1, $750,000 par			778,610
USAA Auto Owner Trust	4.17% Due 2/15/2011 Mo-15, $2,000,000 par			1,964,600
US Bank NA Minnesota	6 3/8% Due 8/1/2011 FA1, $1,000,000 par			1,067,830
Union Finan Serv Student Loans	Adj % Due 11/12/2032 Every 28, $600,000 par			600,000
Union Pacific Corporation	7 1/4% Due 11/1/2008 MN1, $750,000 par			792,458
United States Treasury	7 1/4% Due 5/15/2016 MN15, $8,750,000 par			10,744,038
United States Treasury	4 1/4% Due 11/15/2013 MN15, $1,050,000 par			1,039,994

(Continued)

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WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
United States Treasury	2% Due 7/15/2014 JJ15, $2,290,000 par			$ 2,406,508
United States Treasury	3 3/4% Due 5/15/2008 MN15, $9,500,000 par			9,364,910
United States Treasury	1 7/8% Due 7/15/2015 JJ15, $3,500,000 par			3,525,020
Valspar Corporation	5.1% Due 8/1/2015 FA1, $400,000 par			385,316
Washington Mutual Mortgage	Flt % Due 6/25/2042 Mo-25, $899,544 par			898,420
Wachovia Bank Commercial Mtg	Adj % Due 8/15/2010 Mo-1, $1,250,000 par			1,252,350
Washington Mutual Mortgage	Flt % Due 12/25/2044 Mo-25, $1,603,401 par			1,600,002
Weyerhaeuser Company	5.95% Due 11/1/2008 MN1, $800,000 par			816,160
WFS Financial Owner Trust	4.39% Due 5/19/2013 Mo-17, $1,000,000 par			986,455
Whiteside & Lee Countys, IL	4.4% Due 2/1/2012 FA1, $700,000 par			683,221
Merrill Lynch Futures Cash	, $253,700 par			253,700
Total securities				246,694,282
Accrued interest receivable				1,730,376
Payable for securities purchased				(2,122,388)
Contract value liquidity agreement				696,986
Total contract value				246,999,256
Total underlying securities of security-backed contracts				991,729,077
Total accrued interest receivable				6,328,629
Payable for investment securities purchased				(6,196,155)
Pending trades				(3,013,401)
Total contract value liquidity agreements				10,050,426
Cash				(231,053)
Total security-backed contracts				998,667,523
Wells Fargo Stable Return Fund for EBT	Common collective fund	3,841,124	(1)	158,099,056
Total Stable Value Fund				1,262,539,070

(Continued)

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
* Wells Fargo Stock Fund:				
Short-term investments	Money Market Fund	3,999,971	(1)	$ 3,999,971
Wells Fargo & Co. common stock	Common Stock Fund	29,387,951	(1)	1,846,444,960
				1,850,444,931
* Wells Fargo Share Award Account:				
Short-term investments	Money Market Fund	44,278	44,278	44,278
Wells Fargo & Co. common stock	Common Stock Fund	745,696	40,416,365	46,852,080
				46,896,358
* Wells Fargo – ESOP	Common Stock Fund	35,321,733	1,510,114,840	2,219,264,484
* Wells Fargo – ESOP	Convertible Preferred Stock	378,831	405,320,068	427,911,838
* Wells Fargo – ESOP	Money Market Fund	766,910	766,910	766,910
				$ 10,008,375,190

* Represents a party-in-interest
(1) Cost information not required as investments are participant directed.

See accompanying report of independent registered public accounting firm.

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Exhibit 23

Consent of Independent Registered Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-79777) on Form S-8 of Wells Fargo & Company of our report dated June 27, 2006, with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Wells Fargo & Company 401(k) Plan.

KPMG LLP

San Francisco, California
June 27, 2006

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